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                                                                       EXHIBIT 2

                                         USMX


                                       February 5, 1996



Mr. Gerald G. Booth
President
North Pacific Mining Corporation
2525 "C" Street, Suite 500
P.O. Box 93330
Anchorage, AK  99509-3330


Dear Jerry:


As discussed at our October 26th meeting in Denver pertaining to the status of the Illinois Creek Project, USMX would like to be able to initiate production at Illinois Creek by the 3rd Quarter of 1996. I believe this is also the desire of NPMC. However, assuming a positive Feasibility Report is completed by the end of February 1996, USMX still cannot make a formal Production Decision until receipt of all required Approvals, currently expected in April 1996. If USMX were to make a Production Decision at that time, NPMC would not be required to make an election to either participate for a 25% working interest, or to receive a 5% royalty, until mid to late June of 1996. This uncertainty creates a problem for both companies.


In order for the desired Illinois Creek production schedule to remain on track, USMX must begin making significant capital expenditures and contractual commitments in January 1996. As the Agreement is presently written, in the event NPMC were ultimately to elect to participate, it would have no liability for its share of such expenditures made prior to late June.


Assuming that a positive Feasibility Report is completed or substantially completed in February 1996 which justifies a continued accelerated property Development schedule, USMX is willing to make the following proposal:


    1. In the event that USMX's Board of Directors elects in the first half of February 1996, to initiate property Development (which election by USMX's Board is hereinafter referred to as the "Development Decision") which will include the making of expenditures related to engineering of the project, purchasing of equipment, entering into construction and mining contracts and engaging in related activities in preparation for the startup of production, and committing to production upon receipt of all required Approvals, presently anticipated in April 1996, assuming no material adverse change in project economic conditions subsequent to the Development Decision in February 1996, USMX shall make a non-refundable payment to NPMC of one million dollars in USMX common stock, cash, or a combination thereof (the "Development Decision Payment") in the same manner described in
         Section 4 of the Agreement for making the Production Decision Payment, excepting that the average closing price for purposes of payment in USMX shares shall be calculated for the thirty (30) trading days immediately preceding January 31, 1996; and excepting that the 2.5% limitation in section 4.2(b)(ii) shall not apply until and unless the $3 million balance of the Production Decision Payment


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         becomes due and payable; and provided further that if USMX elects to make the Development Decision Payment in Shares, USMX shall thereupon take all of the actions as to said Shares as are required by Section 4 of the Agreement just as if the entire Production Decision Payment were then being made, including but not limited to the specific actions set forth in section 4.3. Upon receipt of all required Approvals, and assuming that no material adverse change in project economics has occurred subsequent to the effective date of the Development Decision, USMX shall make a Production Decision within 15 days after receiving all Approvals and shall pay to NPMC the balance of the Production Decision Payment (three million dollars in USMX common stock, cash, or a combination thereof as described in Section 4 of the Agreement). If USMX fails to make a Production Decision by December 31, 1996, and does not pay the balance of the Production Decision Payment by that date, then any participation election previously made by NPMC shall be null and void as of such date and NPMC shall be entitled to again exercise its full election rights in accordance with Section 5 of the Agreement when and if USMX does make a Production Decision.


         In consideration for the commitments set forth above, NPMC agrees that within 30 days after (a) the effective date of Notice of USMX's Development Decision, and (b) NPMC's receipt of the completed Feasibility Report and related information, whichever is last to occur, NPMC shall make its election as provided by Section 5 of the Agreement as amended hereunder to either: (i) receive a 5% Net Returns Royalty, or (ii) participate for a 25% working interest in which event, NPMC will, within 30 days after that election, reimburse USMX for 25% of the project expenditures (which shall not include the Development Decision Payment or the Production Decision Payment) incurred subsequent to the effective date of USMX's Development Decision.


    2. It is also agreed between the parties that in the event that NPMC elects under paragraph 1 above to receive 5% Net Returns Royalty rather than to participate for a 25% working interest, and in the event that USMX at some future date may delineate the existence of additional ore reserves on the Illinois Creek Upland Mining Lease which increase the total proven ore reserves to at least one million ounces of equivalent gold ore reserves beyond the proven equivalent gold ore reserves stated in the Feasibility Report which forms the basis for USMX's Development Decision in 1996, NPMC shall have an additional opportunity to elect (within 60 days after receipt of USMX's notice of those additional reserves) to participate in subsequent mining operations with respect to those additional reserves for a 25% working interest by reimbursing USMX 120% of NPMC's 25% share of the Exploration, Development and capital costs (which shall not include the Development Decision Payment or the Production Decision Payment) incurred by USMX subsequent to the effective date of its 1996 Development Decision, and which are directly related to the delineation and/or production of the additional reserves.


We believe that this proposal is equitable for both parties. USMX is willing to take the near-term financial risk necessary to seek a late 1996 production date, if NPMC will make an early decision with respect to participation and reimburse USMX for NPMC's share of the cost incurred subsequent to the effective date of the 1996 Development Decision by USMX, in the event NPMC decides to make such participation election. The magnitude of such a financial commitment by USMX prior to NPMC's election will be substantial. Under this proposed scenario, both companies' goals should be attainable.


I also wish to note that under the terms of the Agreement, NPMC, CIRI and their affiliates have been given the opportunity to bid on the contracts for work in connection with all Operations for the proposed



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Illinois Creek project.  It is anticipated that the bids by such entities will be competitive, and that such bids will be considered in good faith by USMX.


If the terms of this letter are acceptable to NPMC, please so indicate by signing a copy and returning it to USMX, and we will consider the Agreement to be revised as specifically set forth in this letter. All other terms and conditions of the Agreement shall remain unchanged and in full force and effect and nothing herein shall accelerate the Transfer Date or constitute a waiver or relinquishment of any of such other terms and conditions by either NPMC or USMX unless specifically set forth in this letter. Capitalized terms used in this letter have the same definitions as provided in the Agreement, unless otherwise herein clearly indicated.


                                  Sincerely,


                                  USMX, INC.


                                  /s/

                                  James A Knox
                                  President


JAK395/caw


Accepted this 12th day of February, 1996.



/S/
--------------------------------------------
Gerald G. Booth, President
North Pacific Mining Corporation